Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2022, or our 2022 Annual Report, and our audited consolidated financial statements and the related notes to our 2022 Annual Report, as well as our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022 and 2023 and the related notes included in our current report on Form 6-K furnished with the SEC on December 4, 2023.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes. The period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	Year ended December 31,						Nine months Ended September 30
	2020		2021		2022		2022		2023
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
									(unaudited)
	(in thousands except percentage)
Revenues:
Manachised hotels	926,307	59.1	1,220,301	56.8	1,360,843	60.1	995,977	60.8	1,854,393	254,166	58.7
Leased hotels	496,470	31.7	630,238	29.4	552,929	24.5	414,020	25.3	645,024	88,408	20.4
Retail revenues and others	143,775	9.2	297,038	13.8	349,211	15.4	226,813	13.9	661,332	90,643	20.9
Net revenues	1,566,552	100.0	2,147,577	100.0	2,262,983	100.0	1,636,810	100.0	3,160,749	433,217	100.0
Operating costs and expenses:
Hotel operating costs	(1,150,101)	(73.4)	(1,419,578)	(66.1)	(1,393,312)	(61.6)	(1,037,383)	(63.4)	(1,507,682)	(206,645)	(47.7)
Other operating costs	(78,746)	(5.0)	(163,324)	(7.6)	(186,685)	(8.2)	(118,550)	(7.2)	(323,157)	(44,292)	(10.2)
Selling and marketing expenses	(70,972)	(4.5)	(124,210)	(5.8)	(139,929)	(6.2)	(85,937)	(5.3)	(262,682)	(36,004)	(8.3)
General and administrative expenses	(131,366)	(8.4)	(197,064)	(9.2)	(350,009)	(15.5)	(132,968)	(8.1)	(346,036)	(47,428)	(10.9)
Technology and development expenses	(33,649)	(2.1)	(52,121)	(2.4)	(66,182)	(2.9)	(50,216)	(3.1)	(54,988)	(7,537)	(1.7)
Pre-opening expense	(61,878)	(3.9)	(17,595)	(0.8)	—	—	—	—	—	—	—
Total operating costs and expenses	(1,526,712)	(97.5)	(1,973,892)	(91.9)	(2,136,117)	(94.4)	(1,425,054)	(87.1)	(2,494,545)	(341,906)	(78.9)
Other operating income	23,429	1.5	22,371	1.0	38,094	1.7	31,583	1.9	43,653	5,983	1.4
Income from operations	63,269	4.0	196,056	9.1	164,960	7.3	243,339	14.9	709,857	97,294	22.5
Interest income	707	0.0	6,722	0.3	14,456	0.6	9,485	0.6	20,812	2,853	0.7
Gain from short-term investments	11,046	0.7	8,745	0.4	8,455	0.4	6,537	0.4	23,197	3,179	0.7
Interest expenses	(1,481)	(0.1)	(7,937)	(0.4)	(6,501)	(0.3)	(4,855)	(0.3)	(4,326)	(593)	(0.1)
Other income (expenses), net	1,883	0.1	301	0.0	(814)	(0.0)	(3,059)	(0.2)	(4,442)	(609)	(0.1)
Income before income tax	75,424	4.8	203,887	9.5	180,556	8.0	251,447	15.4	745,098	102,124	23.6
Income tax expense	(37,602)	(2.4)	(64,217)	(3.0)	(84,474)	(3.7)	(72,762)	(4.4)	(225,804)	(30,949)	(7.1)
Net income	37,822	2.4	139,670	6.5	96,082	4.2	178,685	10.9	519,294	71,175	16.4
Less: net (loss) income attributable to non-controlling interests	(4,229)	(0.3)	(5,384)	(0.3)	(2,017)	(0.1)	(1,692)	(0.1)	2,211	303	0.1
Net income attributable to the Company	42,051	2.7	145,054	6.8	98,099	4.3	180,377	11.0	517,083	70,872	16.4

Non-GAAP Financial Measures

To supplement our consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), we use the following non-GAAP financial measures: (i) adjusted net income, which is defined as net income excluding share-based compensation expenses; (ii) EBITDA, which is defined as earnings before interest expenses, interest income, income tax expense and depreciation and amortization; and (iii) adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP.

We believe that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of financial performance. Given the significant investments that we have made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.

Additionally, we believe that adjusted net income and adjusted EBITDA will provide meaningful supplemental information to investors as such measures can assist investors to better understand our performance and compare business trends since share-based compensation is non-cash in nature.

We believe that both management and investors benefit from reviewing these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance. We believe these non-GAAP financial measures are also useful to investors in providing greater transparency with respect to information used regularly by our management in financial and operational decision-making.

The use of these non-GAAP financial measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of our results. We compensate for these limitations by providing reconciliations of the relevant non-GAAP financial measures to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as we do.

A reconciliation of net income which is the most directly comparable U.S. GAAP measure to (i) adjusted net income (non-GAAP), (ii) EBITDA (non-GAAP), and (iii) adjusted EBITDA (non-GAAP), is provided below:

	Year Ended December 31,			Nine months Ended September 30
	2020	2021	2022	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

					(unaudited)
	(in thousands)
Net income (GAAP)	37,822	139,670	96,082	178,685	519,294	71,175
Share-based compensation expense, net of tax effect of nil(1)	—	—	163,193	—	161,502	22,136
Adjusted Net income (Non-GAAP)	37,822	139,670	259,275	178,685	680,796	93,311
Net income (GAAP)	37,822	139,670	96,082	178,685	519,294	71,175
Interest expenses	1,481	7,937	6,501	4,855	4,326	593
Interest income	(707)	(6,722)	(14,456)	(9,485)	(20,812)	(2,853)
Income tax expense	37,602	64,217	84,474	72,762	225,804	30,949
Depreciation and amortization	84,955	93,911	88,561	61,449	65,599	8,991
EBITDA (Non-GAAP)	161,153	299,013	261,162	308,266	794,211	108,855
Share-based compensation expense, net of tax effect of nil(1)	—	—	163,193	—	161,502	22,136
Adjusted EBITDA (Non-GAAP)	161,153	299,013	424,355	308,266	955,713	130,991

Note:

(1)The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Net revenues. Our net revenues for the nine months ended September 30, 2023 increased by 93.1% to RMB3,160.7 million (US$433.2 million) from RMB1,636.8 million during the same period of 2022, mainly driven by the robust growth in both hotel business and scenario-based retail business.

•

Manachised hotels. Revenues from our manachised hotels for the nine months ended September 30, 2023 increased by 86.2% to RMB1,854.4 million (US$254.2 million) from RMB996.0 million during the same period in 2022. This increase was primarily driven by the ongoing expansion of our hotel network and the growth of RevPAR. The total number of our manachised hotels increased to 1,080 as of September 30, 2023 from 847 as of September 30, 2022. RevPAR of our manachised hotels (exclusive of requisitioned hotels) totaled RMB331, RMB377, and RMB418 for the first three quarters of 2023, respectively, compared to RMB195, RMB246, and RMB317 during the same periods in 2022. By the end of the second quarter of 2023, all of our manachised hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management.

•

Leased hotels. Revenues from our leased hotels for the nine months ended September 30, 2023 increased by 55.8% to RMB645.0 million (US$88.4 million) from RMB414.0 million during the same period in 2022. This increase was mainly due to the growth in RevPAR primarily driven by increased customer traffic and consumption. RevPAR of our leased hotels (exclusive of requisitioned hotels) totaled RMB464, RMB537, and RMB571 for the first three quarters of 2023, respectively, compared to RMB257, RMB333, and RMB384 during the same periods in 2022. By the end of the second quarter of 2023, all of our leased hotels previously requisitioned by governmental authorities for quarantine purposes had been restored to our management.

•

Retail revenues and others. Revenues from retail and others for the nine months ended September 30, 2023 increased by 191.6% to RMB661.3 million (US$90.6 million) from RMB226.8 million during the same period in 2022. This significant increase was attributable to the rapid growth of our scenario-based retail business, which was driven by customers’ growing recognition of our retail brands, our compelling product offerings, and our improved product development and distribution capabilities.

Operating Costs and Expenses. Our operating costs and expenses for the nine months ended September 30, 2023 were RMB2,494.5 million (US$341.9 million). Excluding the impact from share-based compensation expenses of RMB161.5 million, operating costs and expenses for the nine months ended September 30, 2023 increased by 63.7% to RMB2,333.0 million, compared with RMB1,425.1 million during the same period in 2022. RMB161.5 million of share-based compensation expenses were recognized in general and administrative expenses for the nine months ended September 30, 2023.

•

Hotel operating costs. Our hotel operating costs account for a substantial majority of our total operating costs and expenses, which consist of costs and expenses directly attributable to the operation of our manachised and leased hotels.

	Year ended December 31,			Nine months Ended September 30
	2020	2021	2022	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

				(unaudited)
	(in thousands)
Hotel operating costs
Manachised hotels	616,678	795,661	801,910	442,861	504,393	69,133
Leased hotels	533,423	623,917	591,402	594,522	1,003,289	137,512
Total hotel operating costs	1,150,101	1,419,578	1,393,312	1,037,383	1,507,682	206,645

Our hotel operating costs for the nine months ended September 30, 2023 increased by 45.3% to RMB1,507.7 million (US$206.6 million) from RMB1,037.4 million during the same period in 2022. This increase was mainly due to the increase in variable costs, such as supply chain costs associated with continued growth of our hotel business. Hotel operating costs accounted for 47.7% of net revenues for the nine months ended September 30, 2023, compared to 63.4% of net revenues during the same period in 2022, primarily because net revenues from our leased hotels grew rapidly, which was mainly driven by increased customer traffic and consumptions, with limited incremental hotel operating costs incurred.

•

Other operating costs. Our other operating costs consist primarily of costs for our scenario-based retail business and cost of other revenues, which increased by 172.6% to RMB323.2 million (US$44.3 million) for the nine months ended September 30, 2023 from RMB118.6 million during the same period in 2022. This increase was primarily driven by increased costs incurred as we rapidly expanded our scenario-based retail business. Other operating costs accounted for 10.2% of net revenues for the nine months ended September 30, 2023, compared to 7.2% of net revenues during the same period in 2022, primarily due to and generally in line with the rapid growth of our scenario-based retail business.

•

Selling and marketing expenses. Our selling and marketing for the nine months ended September 30, 2023 increased by 205.7% to RMB262.7 million (US$36.0 million) from RMB85.9 million during the same period in 2022. This increase was mainly driven by our increased investment in branding and online channel development for our growing scenario-based retail business. As a result, selling and marketing expenses accounted for 8.3% of net revenues for the nine months ended September 30, 2023, compared to 5.3% of net revenues during the same period in 2022.

•

General and administrative expenses. Our general and administrative expenses for the nine months ended September 30, 2023 were RMB346.0 million (US$47.4 million). Excluding the impact from share-based compensation expenses of RMB159.9 million, general and administrative expenses for the nine months ended September 30, 2023 increased by 40.0% to RMB186.1 million, compared with RMB133.0 million during the same period in 2022. This increase was primarily due to the adjustment of our workforce structure and the increased professional service fees. General and administrative expenses (excluding the impact from share-based compensation expenses) accounted for 5.9% of net revenues for the nine months ended September 30, 2023, compared to 8.1% of net revenues during the same period in 2022.

•

Technology and development expenses. Our technology and development expenses for the nine months ended September 30, 2023 were RMB55.0 million (US$7.5 million), compared to RMB50.2 million during the same period in 2022.

Other operating income. Our other operating income primarily consists of income from government subsidies and value-added tax related benefits. Our other operating income for the nine months ended September 30, 2023 increased by 38.2% to RMB43.7 million (US$6.0 million) from RMB31.6 million during the same period in 2022.

Income from operations. As a result of the foregoing, we had income from operations for the nine months ended September 30, 2023 of RMB709.9 million (US$97.3 million), compared with income from operations of RMB243.3 million during the same period in 2022.

Interest income. Our interest income consists primarily of interest from our bank deposits. Our interest income increased to RMB20.8 million (US$2.9 million) for the nine months ended September 30, 2023 from RMB9.5 million during the same period in 2022, due to increased cash at bank in line with our business expansion and revenue growth.

Gain from short-term investments. Our gain from short-term investments increased to RMB23.2 million (US$3.2 million) for the nine months ended September 30, 2023 from RMB6.5 million during the same period in 2022, due to increased short-term investments made in line with our business expansion and revenue growth.

Interest expenses. Our interest expenses consist primarily of interests related to our borrowings. Our interest expenses decreased to RMB4.3 million (US$0.6 million) for the nine months ended September 30, 2023 from RMB4.9 million during the same period in 2022, primarily due to the decreased balance of borrowings.

Income tax expense. Our income tax expenses increased to RMB225.8 million (US$30.9 million) for the nine months ended September 30, 2023 from RMB72.8 million during the same period in 2022. The actual income tax expense differed from the amount computed by applying the PRC statutory income tax rate of 25% to income before income tax, which was primarily due to non-deductible share-based compensation expenses and valuation allowance provided for the deferred tax assets of certain PRC subsidiaries, which were in cumulative loss positions.

Net income. As a result of the foregoing, compared to net income of RMB178.7 million for the nine months ended September 30, 2022, we had net income of RMB519.3 million (US$71.2 million) for the nine months ended September 30, 2023.

Liquidity and Capital Resources

Our principal sources of liquidity come from cash generated from operating activities, equity financing and bank loans. As of September 30, 2023, we had RMB2.2 billion (US$301.2 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

We expect to incur additional capital expenditures in connection with leasehold improvements of our leased hotels and other business purposes. We intend to fund our expansions mainly with our operating cash flow and our cash balance, credit facilities provided by banks, as well as net proceeds received from our initial public offering in November 2022. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures with anticipated cash generated from operating activities and funds raised from financing activities. However, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to execute our growth strategies and scale our business could be significantly impaired, and our business, operating results and financial condition may be adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business and Industry—We require significant capital to fund our operations, growth and technological investments. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer” in the 2022 Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Nine months Ended September 30
	2020	2021	2022	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

				(unaudited)
	(in thousands)
Net cash generated from operating activities	118,670	417,879	283,677	318,695	1,424,636	195,263
Net cash used in investing activities	(105,527)	(42,225)	(192,225)	(18,400)	(643,729)	(88,230)
Net cash generated from/ (used in) financing activities	48,011	(161,080)	456,310	91,449	(199,377)	(27,327)
Net increase in cash and cash equivalents and restricted cash	61,154	206,393	550,578	396,810	608,214	83,363
Cash and cash equivalents and restricted cash at the beginning of the period	771,982	833,136	1,039,529	1,039,529	1,590,107	217,942
Cash and cash equivalents and restricted cash at the end of the period	833,136	1,039,529	1,590,107	1,436,339	2,198,321	301,305

Operating Activities

Our net cash generated from operating activities increased to RMB1,424.6 million for the nine months ended September 30, 2023 from RMB318.7 million during the same period in 2022, mainly due to the increase in net income, as adjusted by changes in working capital, including primarily the increases in accrued expenses and other payables, accounts payable and deferred revenue.

Investing Activities

Our net cash used in investing activities increased to RMB643.7 million for the nine months ended September 30, 2023 from RMB18.4 million during the same period in 2022, primarily due to purchases of short-term investments for cash management purposes.

Financing Activities

Our net cash used in financing activities was RMB199.4 million for the nine months ended September 30, 2023, as compared to net cash generated from financing activities of RMB91.4 million during the same period in 2022, primarily due to our cash dividend payment and repayment of borrowings.

Working Capital

We recorded net current assets (current assets less current liabilities) of RMB364.8 million, RMB777.0 million and RMB1,569.7 million (US$215.1 million) as of December 31, 2021 and 2022 and September 30, 2023, respectively. As of September 30, 2023, we recorded total current assets of RMB3,602.8 million (US$493.8 million) and total current liabilities of RMB2,033.1 million (US$278.7 million). In addition, we had cash and cash equivalents of RMB2,197.7 million (US$301.2 million) as of September 30, 2023. The following table sets forth a breakdown of our current assets and current liabilities as of the dates indicated.

	As of	As of
	December	December
	31, 2021	31, 2022	As of September 30, 2023
	RMB	RMB	RMB	US$

			(unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	1,038,583	1,589,161	2,197,677	301,217
Short-term investments	—	157,808	783,861	107,437
Accounts receivable, net of allowance of RMB14,731, RMB19,468 and RMB21,295 (US$2,919), as of December 31, 2021 and 2022 and September 30, 2023, respectively	99,961	132,699	143,446	19,661
Prepayment and other current assets	167,161	133,901	246,319	33,761
Amounts due from related parties	51,937	53,630	117,830	16,150
Inventories	58,575	57,460	113,660	15,578
Total current assets	1,416,217	2,124,659	3,602,793	493,804
Current liabilities
Operating lease liabilities, current	—	319,598	301,967	41,388
Accounts payable	161,277	184,901	410,294	56,236
Deferred revenue, current	233,735	202,996	334,634	45,865
Salary and welfare payable	95,238	103,539	147,558	20,225
Accrued expenses and other payables	447,380	330,282	648,202	88,843
Income taxes payable	46,176	31,336	118,092	16,186
Short-term borrowings	64,808	142,828	70,000	9,594
Current portion of long-term borrowings	1,000	29,130	—	—
Amounts due to related parties	1,772	3,004	2,326	319
Total current liabilities	1,051,386	1,347,614	2,033,073	278,656
Net current assets	364,831	777,045	1,569,720	215,148

Our net current assets increased to RMB1,569.7 million (US$215.1 million) as of September 30, 2023 from RMB777.0 million as of December 31, 2022, primarily due to the increase in cash and cash equivalents and short-term investments. For a more detailed discussion of our cash position as well as material changes in the various working capital items, see “—Liquidity and Capital Resources.”

Material Cash Requirements

Our material cash requirements as of September 30, 2023 and any subsequent interim period primarily include our working capital and operating expenditure needs, capital expenditures, contractual obligations and outstanding indebtedness.

Other than the capital expenditures, contractual obligations and capital commitment, as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2023.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures increased to RMB31.2 million (US$4.3 million) for the nine months ended September 30, 2023 from RMB23.8 million during the same period in 2022, primarily due to prepayments on leasehold improvements of leased hotels. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2023.

	Payment Due by Period
		Less Than 1			More Than 5
	Total	Year	1-3 Years	3-5 Years	Years

	(in RMB thousands)
Operating lease obligations	2,237,829	377,736	605,667	564,753	689,673

Our operating lease obligations are primarily related to our obligations under lease agreements with lessors of business offices and certain hotels.

Outstanding Indebtedness

As of September 30, 2023, we had several customary credit facilities with major merchant banks in China under which we could borrow up to RMB450 million during the term of the facilities with maturity dates ranging from August 2024 to December 2024.

As of September 30, 2023, we had outstanding bank loans in an aggregate amount of RMB70 million with weighted average interest rate of 3.4% per annum. As of September 30, 2023, the unutilized credit facility available was RMB380 million.

Capital Commitments

As of September 30, 2023, our commitments related to leasehold improvements and installation of equipment for hotel operations was RMB27.7 million, which is expected to be incurred within two years.

Off-Balance Sheet Commitments and Arrangements

Other than operating lease obligations set forth in the table under the caption “Contractual Obligations” above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Internal Control over Financial Reporting

Prior to our initial public offering in November 2022, we were a private company with limited accounting personnel and other resources to ensure our internal control over financial reporting in accordance with the requirements applicable to a U.S. public company. In connection with the audits of our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2022 originally filed with the SEC on April 28, 2023 (File No. 001-40540), we and our independent registered public accounting firm had previously identified material weaknesses in our internal control over financial reporting as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include:

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lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and

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lack of sufficient trained and knowledgeable resources to execute its responsibilities with respect to internal control over financial reporting. As a consequence, we did not design and implement effective process-level controls activities for certain financial statement accounts and disclosures, including impairment of leased hotels long-lived assets, share- based compensation and income tax.

As of the date hereof, we have taken measures to continue to remediate these weaknesses, including: (i) hiring of additional qualified staff with relevant U.S. GAAP and SEC reporting experiences and appropriate skills and expertise in designing, operating and documenting internal controls over financial reporting, as well as strengthening our financial reporting function, (ii) establishment of an ongoing program to provide sufficient and appropriate training to our accounting staff, (iii) engagement of third party specialists to conduct a review and enhancement of the design and documentation of key business processes to ensure compliance with applicable rules and procedures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud” in the 2022 Annul Report.